UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2020

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Second quarter of 2020)	Previous Period (First quarter of 2020)	Changes (%)	Year to Year Comparison (Second quarter of 2019)	Changes (%)
Operating Revenue	Quarterly Results Year-to-date (“YTD”) Results	46,028	44,504	3.42	44,370	3.74
		90,532	44,504	—	87,719	3.21
Operating Income	Quarterly Results YTD Results	3,595	3,020	19.02	3,228	11.35
		6,615	3,020	—	6,454	2.50
Profit from Continuing Operations Before Income Tax	Quarterly Results YTD Results	5,483	3,700	48.18	3,532	55.22
		9,183	3,700	—	8,210	11.84
Profit for the Period	Quarterly Results YTD Results	4,322	3,068	40.84	2,591	66.82
		7,390	3,068	—	6,327	16.80
Attributable To: Controlling Interests	Quarterly Results YTD Results	4,272	3,094	38.06	2,634	62.19
		7,367	3,094	—	6,426	14.64

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Second quarter of 2020)	Previous Period (First quarter of 2020)	Changes (%)	Year to Year Comparison (Second quarter of 2019)	Changes (%)
Operating Revenue	Quarterly Results YTD Results	29,398	29,228	0.58	28,477	3.23
		58,627	29,228	—	56,599	3.58
Operating Income	Quarterly Results YTD Results	2,703	2,579	4.83	2,752	(1.78)
		5,282	2,579	—	5,810	(9.08)
Profit Before Income Tax	Quarterly Results YTD Results	2,200	4,885	(54.97)	2,176	1.11
		7,085	4,885	—	9,792	(27.64)
Profit for the Period	Quarterly Results YTD Results	1,686	4,061	(58.47)	1,620	4.10
		5,747	4,061	—	8,060	(28.69)

3. Source of Data		Data Provider		IR Group, SK Telecom
		Provided for		Analysts and Investors

		Date of Provision		August 6, 2020 / 2:00 p.m. (Seoul time)
		Location		2020 2Q Earnings Results Conference Call
		Organizing Team		IR Group, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision	• The preliminary results above have been prepared in accordance with International Financial Reporting Standards as adopted in Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: August 6, 2020